UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)(1)

SUMMIT BROKERAGE SERVICES, INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

86601N-10-1

(CUSIP Number)

The Equity Group, Inc. Profit Sharing Plan & Trust
800 Third Avenue. 36th Floor
New York, NY 10022
(212) 371-8660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2003

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be #filed# for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 86601N-10-1	Page 2 of 4 Pages

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Equity Group, Inc. Profit Sharing Plan & Trust

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
	Robert D. Goldstein and Loren Mortman are co-trustees of the Reporting Person. Ms. Mortman owns jointly with her spouse 200,000 shares of Summit Brokerage Services, Inc. (“Summit”), which shares are not included as part of this report. Ms. Mortman and the Reporting Person do not comprise a group and the Reporting Person disclaims beneficial ownership of shares of Summit owned by Ms. Mortman		(b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*
WC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
State of New York

	(7)	SOLE VOTING POWER
NUMBER OF		1,600,000
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		1,600,000

	(10)	SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,600,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

(14)	TYPE OF REPORTING PERSON*
EP

SCHEDULE 13D

CUSIP No. 86601N-10-1	Page 3 of 4 Pages

Item 1. Security and Issuer.

     The title of the class of equity securities to which this statement relates is common stock, par value $.0001 per share (the “Common Stock”), of Summit Brokerage Services, Inc., a Florida corporation (the “Company”). The address of the Company’s principal executive offices is 25 Fifth Avenue, Indialantic, Florida 32902.

Item 2. Identity and Background.

(a)	Name:	The Equity Group, Inc. Profit Sharing Plan & Trust (the “Plan”)

(b)	Address:	800 Third Avenue, 36th Floor, New York, NY 10022

(c)	Business:	Profit sharing retirement plan

(d)	The Plan has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)	The Plan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Jurisdiction of Organization: State of New York

Item 3. Source and Amount of Funds or Other Consideration.

     The Plan previously held 800,000 shares of Common Stock acquired in a private placement on November 15, 2002 for $.25 per share. On January 16, 2003, the Plan acquired in a private placement an additional 800,000 shares of Common Stock for $.25 per share. The shares were acquired with working capital of the Plan.

Item 4. Purpose of Transaction.

     The Plan purchased the securities for investment purposes. The Plan does not have any plans with respect to: (a) the acquisition or disposition of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) changes in the present board of directors or management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) material changes in the present capitalization or dividend policy of the Company, (f) other material changes in the Company’s business or corporate structure, (g) changes in the Company’s articles of incorporation, bylaws or other actions which may impede the acquisition of control of the Company, or (h) other action similar to those enumerated above.

     The Plan does not have or expect to consider any plans or proposals which relate to the Common Stock or any other class of securities of the Company: (a) being delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (b) becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act or 1934; or (c) being subject to any similar such action.

SCHEDULE 13D

CUSIP No. 86601N-10-1	Page 4 of 4 Pages

Item 5. Interest in Securities of the Issuer.

     (a)  The number of shares of Common Stock beneficially owned by the Plan is 1,600,000, comprising approximately 7.8% of the outstanding shares of Common Stock.

     (b)  The Plan has sole voting and sole dispositive power with respect to 1,600,000 shares beneficially owned by it.

     (c)  On November 15, 2002, the Plan acquired 800,000 shares of Common Stock for $.25 per share. See Item 3 above.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Except as described above, there are no contracts, arrangements, understandings or relationships with respect to the securities to which the Plan is a party or subject.

Item 7. Material to be Filed as Exhibits.

     None.

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

The Equity Group, Inc. Profit Sharing Plan & Trust

Dated: January 16, 2003	/s/ Robert D. Goldstein

By: Robert D. Goldstein As its: Trustee